Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
(In thousands)	2011	2012	2013	2014	2015	2016
Earnings
Pre-tax (loss) from continuing operations	$(577)	(2,747)	(1,545)	(145)	(1,538)		(783)
Fixed charges	216	1,578	2,458	1,377	1,166		2,063
Total Earnings as defined	(361)	(1,199)	913	1,232	(372)		1,280

Fixed Charges
Interest whether expensed or capitalized	148	1,169	1,943	1,274	1,109		2,012
Amortization of premiums of discounts	46	350	481	72	21		-
Amortization of capitalized expenses related to indebtedness	-	-	-	-	-		-
Estimated interest component of rental expense	22	29	34	31	36		51
Total Fixed Charges as defined	$216	$1,548	$2,458	$1,377	$1,166		$2,063

Coverage Deficiency	$577	$2,747	N/A	N/A	$1,538	$	N/A

Ratio of Earnings to Fixed Charges	N/A	N/A	37.14	89.47	N/A		62.05

The interest portion of rent expense was calculated as 5% of rent expense, which is an estimate of the company's incremental borrowing rate.